Exhibit 1

TRANSACTIONS IN SECURITIES OF THE ISSUER

The following table sets forth all transactions with respect to shares of Common Stock effected in the previous sixty days to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 11, 2025. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.
Reporting Person: ValueAct Master Fund
Date of Transaction	Buy/Sell	Shares Bought (Sold)	Price Per Share
02/04/2025	Buy	20,400	$73.46
02/05/2025	Buy	19,989	$74.43
02/06/2025	Buy	20,000	$74.23
02/07/2025	Buy	23,450	$74.40
02/10/2025	Buy	19,686	$73.75
02/11/2025	Buy	36,375	$74.03